Free Writing Prospectus to Preliminary Pricing Supplement No. 6,006

Registration Statement Nos. 333-275587; 333-275587-01

Dated January 21, 2025; Filed pursuant to Rule 433

Morgan Stanley

3-Year Worst-Of GS, C and JPM Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing Entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stocks:	The Goldman Sachs Group, Inc. common stock (GS), Citigroup Inc. common stock (C) and JPMorgan Chase & Co. common stock (JPM)
Early redemption:

Beginning after six months, if the determination closing price of each underlying stock is greater than or equal to the respective call threshold level on any quarterly redemption determination date, the securities will be automatically redeemed.

Call threshold level:	100% of the initial share price for each underlying stock
Downside threshold level:	60% of the initial share price for each underlying stock
Contingent quarterly coupon:	8.00% to 9.00% per annum
Coupon payment dates:	Quarterly
Redemption determination dates:	Starting after six months, quarterly
Pricing date:	January 28, 2025
Final observation date:	January 28, 2028
Maturity date:	February 2, 2028
CUSIP:	61777RH97
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225002875/ms6006_424b2-01462.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying Stock	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-41%	$590.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stocks

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest and may pay no interest over the entire term of the securities.

●The contingent coupon, if any, is based only on the determination closing prices of the underlying stocks on the related quarterly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the price of any underlying stock.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the securities is approximately $951.10 per security, or within $45.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Reinvestment risk.

●Investing in the securities is not equivalent to investing in the common stock of The Goldman Sachs Group, Inc., the common stock of Citigroup Inc. or the common stock of JPMorgan Chase & Co.

●The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of all of the underlying stocks, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

●No affiliation with The Goldman Sachs Group, Inc., Citigroup Inc. or JPMorgan Chase & Co.

●We may engage in business with or involving The Goldman Sachs Group, Inc., Citigroup Inc. or JPMorgan Chase & Co. without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.